[redacted]

Outlook

RE: Follow up from Tuesday's CareNgen meeting

From [redacted]
Date Fri 1/23/2026 9:07 AM
To [redacted]

Good morning, [redacted] are interested in investing $50k. Please let us know what we need to do next.
Thanks!
[redacted]

From: [redacted]
Sent: Thursday, January 22, 2026 4:26 PM
Subject: Follow up from Tuesday's CareNgen meeting

Thank you for coming to our presentation Tuesday night. The Q&A was exceptional and we appreciate your support and engagement.

Here are the big takeaways:

1. February pilot begins in a local bank with ~200 identified caregiver employees, with a path to a 24,000 to 30,000 employee footprint.
2. Pricing model is $0.75 per employee per month (PEPM), or $9 per employee per year, positioned as an employer-paid wellness benefit. This price point is competitive and attractive to employers.
3. We are raising $1,000,000 via SAFE notes: $9M cap for < $50K, and $7M cap for $50K+.
4. You should invest your money with us to be part of the solution for the 44 million unpaid family caregivers who are navigating one of life's most overwhelming challenges. This is a chance to build something that matters - a business with real impact and real revenue potential - while getting in early with favorable terms.

We have attached two items for you to reference:

1. 1-page overview (problem, product, pilot, model).
2. Revised pitch deck

We want to work with you! Please email [redacted] and let us know if you're interested - and whether you're considering an investment under $50K or $50K+. We'll schedule a follow-up call to go over the details and answer any questions.

Best,

[redacted]

CareNgen
SENIOR CARE PLANNING SIMPLIFIED